Exhibit 12.1

Vertis, Inc.

Computation of Ratio of Earnings to Fixed Charges and

Deficiency of Earnings Available to Cover Fixed Charges

(Dollars in thousands)

	Years Ended December 31,
	2007	2006	2005	2004	2003

Net Earnings	$(326,745)	$(26,195)	$(173,230)	$(11,133)	$(95,925)
Add:
Income tax provision (benefit)	388	(1)	(8,070)	(66,053)	48,436
Loss (gain) from discontinued operations, net	251	(21,600)	143,389	6,210	(3,577)
Cumulative effect of accounting change			1,600
Amortization of previously capitalized interest	941	780	717	764	571
Fixed charges per (B) below	144,018	140,677	138,449	139,985	135,232

Deduct:
Interest capitalized during period	1,667	1,250	929	798	832

Earnings, as adjusted (A)	$(182,814)	$92,411	$101,926	$68,975	$83,905

Fixed charges:
Portion of rents representative of an interest factor	$8,729	$8,542	$8,792	$8,641	$9,356
Interest expense on all indebtedness, including amortization of debt expense	135,289	132,135	129,657	131,344	125,876

Fixed charges for computation purposes (B)	$144,018	$140,677	$138,449	$139,985	$135,232

Ratio of earnings to fixed charges (A) / (B)

Deficiency of earnings available to cover fixed charges	$(326,832)	$(48,266)	$(36,523)	$(71,010)	$(51,327)